Exhibit 99.1

Scinai Immunotherapeutics Announces Receipt of a Nasdaq Staff Determination Letter Regarding Shareholders’ Equity listing requirements and
Hearing to Present a Plan for Regaining Compliance

JERUSALEM, ISRAEL – May 24th, 2024 - Scinai Immunotherapeutics Ltd. (the “Company”/Nasdaq: SCNI), a biopharmaceutical company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today announced the receipt of an additional Nasdaq Staff determination letter regarding noncompliance with the minimum shareholders’ equity required for continued listing and a hearing with the Nasdaq Hearings Panel (the “Hearings Panel”) to present a plan for the Company to regain compliance (the “Plan”). Based on discussions with the European Investment Bank (the “EIB”), one of the components of the Plan could include conversion of a part of the Company’s loan from the EIB into equity on terms the Company considers favorable to the Company and its shareholders.

Any revised terms of the finance contract with the EIB are subject to obtaining formal approval from appropriate EIB governing bodies, negotiating and finalizing definitive agreements relating to the revised terms, and the fulfilment of any condition precedent, all to the EIB’’s satisfaction.

The Deficiency Notices

On May 6th, 2024, the Company announced that on April 30th it had had received a staff determination letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, due to the Company’s non-compliance with the minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), the Company’s American Depositary Shares (“ADSs”) would be scheduled for delisting from Nasdaq and would be suspended for trading unless the Company timely requests a hearing before an independent Nasdaq Hearings Panel, which the Company has timely requested and is scheduled for June 18th. To cure the minimum $1.00 bid price requirement deficiency, the Company recently implemented a ratio change of the ADSs to its non-traded ordinary shares, increasing the number of ordinary shares represented by each ADS from 400 to 4,000, which is equivalent to a reverse split of 1 for 10. The closing bid of the ADS must be at least $1.00 per share for a minimum of 10 consecutive business days for the deficiency to be considered as cured.

On May 20, 2024, the Company received a second staff determination letter from the Staff”) of Nasdaq notifying the Company that it is not in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires companies listed on the Nasdaq Capital Market to maintain stockholders’ equity of at least $2,500,000 (the “Stockholders Equity Requirement”). The Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 15, 2024, reported a stockholders’ deficit of $4,569,000, which is below the Stockholders’ Equity Requirement for continued listing on the Nasdaq Capital Market. The letter from the Staff noted that the Company does not currently meet the alternative quantitative standards for continued listing on the Nasdaq Capital Market of either market value of listed securities or net income from continuing operations.

In its May 20, 2024, notice to the Company, Nasdaq notified the Company that the Hearing Panel scheduled for June 18th will consider both the Stockholders’ Equity Requirement matter and the minimum bid price matter. The Company intends to present its views with respect to both deficiencies at the Panel Hearing, including presenting the Plan to address the Stockholders’ Equity Requirement matter.

The letter has no immediate effect on the listing of the ADSs, and the Company’s ADSs will continue at this time to trade on the Nasdaq Capital Market under the symbol “SCNI”.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical GMP manufacturing, and pre-clinical and clinical trial design and execution services to early stage biotech companies. Company website: www.scinai.com.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, the future price of the ADSs. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that the Company will be unable to meet the continued listing requirements of Nasdaq, including the risk that the consummation of the conversion of the EIB loan to equity would not resolve the recent deficiency notice from NASDAQ with respect to the Stockholders’ Equity Requirement, the delisting of the ADSs from listing on Nasdaq, the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not maintain its listing on Nasdaq; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.